EXHIBIT 99.1

Mynaric Selected for Phase 2 of DARPA Space-BACN Program

LOS ANGELES, January 16, 2024 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, has been selected as a key development partner of Phase 2 of the Space-based adaptive communications node (Space-BACN) program of the Defense Advanced Research Projects Agency (DARPA). DARPA’s Space-BACN program envisions a low-cost, scalable optical communications terminal that could be reconfigured to work with various optical intersatellite link standards allowing seamless communication among government and commercial LEO satellite constellations. Today’s announcement follows Mynaric’s previous participation in Phase 0 in December 2021 and Phase 1 in August 2022 of the program.

“We are honored to contribute to DARPA’s revolutionary approach to space-based communications which will enhance our national security,” said Tim Deaver, Vice President of US Government Sales and Strategic Solutions of Mynaric. “We are at the tipping point of unleashing the full utility of these networks using free space optical communications technology to create seamless integration and interoperability between both government and commercial satellite constellations.”

The 20-month Phase 2 of the Space-BACN program aims to build a scalable, reconfigurable optical communications terminal. The 14-month Phase 1 focused on creating a benchtop model of a next-generation optical communications terminal following the 15-week Phase 0, which was focused on developing the architectural design of the terminal.

“Our engineering team designs new products with manufacturability in mind which aligns with the core goal of the Space-BACN program,” said Joachim Horwath, Chief Technology Officer of Mynaric. “Our team is ready to build on the progress of the initial phases to develop an optical terminal that is scalable and interoperable without compromising its performance.”

Mynaric’s laser communications terminals are designed and manufactured for mass deployment in government and commercial satellite constellations. The company has been previously selected for SDA programs by Northrop Grumman for the Tranche 1 Transport Layer and Tracking Layer, by Loft Federal for the SDA’s Experimental Testbed (NExT) and by Raytheon for the SDA’s Tranche 1 Tracking Layer program, amongst others. In addition, Mynaric was recently selected by the SDA to contribute to an optical ground station demonstration.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.